Hawaiian Ola Brewing Corporation

ANNUAL REPORT

74- 5598 Luhia St N/A
Kailua Kona, HI 96740
(808) 388-6654
https://www.olabrewco.com/

This Annual Report is dated May 1, 2026.

BUSINESS

Hawaiian Ola Brewing Corporation (dba "Ola Brew" or the "Company") is a C-Corp. organized under the laws of the state of Hawai'i.

DOING WHAT WE LOVE:

At Ola Brew, our family of committed brewers, farmers, and culinary artisans take pride in crafting authentic Hawai'i-grown experiences for guests, friends, and ohana to enjoy. We serve our community with creative and crafty beers, hard ciders, and hard seltzer using the abundance of fresh ingredients grown by our island farmers.

OUR BUSINESS MODEL:

Since 2016, CROWDFUNDING has been woven into the DNA and foundation of Ola Brew. As a way to uplift our community and build a more circular economy, we prioritize creating equal investment opportunities for EVERYONE. Ola Brew was one of the first breweries to crowdfund in the US. Our initial crowdfunding campaign successfully closed in May of 2017, just 5 months before our brewery opened in Kailua Kona, HI.

Ola Brew has raised over $3M through crowdfunding. We currently share our successes with over 2800 community and employee owners that motivate us to continue innovating and pushing the boundaries of the brewing and spirits industry.

OUR MISSION:

To encourage growth in Hawaiʻi's agricultural economy by purchasing local ingredients and incorporating them into quality island-made beverages. The diversity of our facility and the ingredients available allow us to innovate to our heart's content while creating a flavor that is authentically anchored to the islands. To date, we have worked with over 100 Hawai'i farmers, and sourced over $1.8M in local agriculture.

Since opening in 2017, Ola Brew has grown from a busy local brewery and taproom in Kailua-Kona HI, to an award-winning brand, loved by craft beer enthusiasts worldwide with two of our own taprooms and featured in over 600 stores and 200 restaurants across the island chain. We now have over 20 retail products and over 60 unique craft beers and beyond beer products that our guests enjoy.

WHAT COMES NEXT:

As we grow, we aim to build our legacy by creating a demand for potentially the largest agricultural crop in Hawaiʻi by bringing our award-winning distilled spirit, Ola ʻŌkolehao to the world stage.

Our spirits are winning awards internationally alongside premium tequilas in the most prestigious competitions. With ultra-premium tequila revenues still on the rise, and mezcal not far behind, the spirits market is primed for innovation.

ʻŌkolehao is distilled from a plant cousin to agave that not only has cultural significance in Hawaiʻi but also grows five times as fast and organically. But what does it taste like? You guessed it! A premium tequila! and with over 800 unique varietals of kī and numerous aging and distillation techniques, the flavor possibilities are endless.

CONCURRENT OFFERING

Ola Brew has a 506(c) raise open for Preferred Series C shares. This current investment round is selling preferred shares valued at $3.50/share. The minimum investment is $100,000. Ola Brew intends to use the net proceeds of this Offering to fund the construction and development of Ola's ʻŌkolehao Distillery.

The 506(c) will occur simultaneously with this Reg CF raise.

Previous Offerings

Name: Preferred Series A
Type of security sold: Equity
Final amount sold: $1,333,000.00
Number of Securities Sold: 666,500

Use of proceeds: Expanding Production capacity, Updating Brewery Equipment (New canning line, carton-erector) Operating Expenses, Distillery Buildout
Date: July 18, 2020
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $2,197,055.28
Number of Securities Sold: 1,007,875
Use of proceeds: Expansion of brewery operations, launching new products and opening new taproom.
Date: April 30, 2021
Offering exemption relied upon: Regulation CF

Name: Preferred Series B
Type of security sold: Equity
Final amount sold: $2,508,003.00
Number of Securities Sold: 836,001
Use of proceeds: Purchase future distillery, bar, and restaurant. Develop 40-acre kī farm for distillery products. Research and development for distilled spirit, 'Ōkolehao.
Date: April 10, 2022
Offering exemption relied upon: 506(c)

Name: Preferred Series C
Type of security sold: Equity
Final amount sold: $25,001.55
Number of Securities Sold: 7,937
Use of proceeds: Buildout of distillery, bar, and restaurant location.
Date: July 02, 2023
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

Revenue for fiscal year 2022 was $8,283,212 compared to $8,801,522.83 in fiscal year 2023. Revenue increased primarily due to higher product sales volume, expanded market penetration, and continued customer demand across the Company's beverage offerings. The increase may also reflect broader distribution reach and pricing improvements during fiscal year 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $5,013,143 compared to $3,998,314.87 in fiscal year 2023. Cost of Sales decreased primarily due to improved operational efficiencies, better supply chain management, lower input costs, and a more favorable product mix during fiscal year 2023.

Gross Margins

Gross margins for fiscal year 2022 were $3,270,069 compared to $4,803,207.96 in fiscal year 2023. Gross margins increased significantly due to the combination of higher revenues and lower cost of sales, reflecting improved production efficiency and stronger unit economics.

Expenses

Expenses for fiscal year 2022 were $4,602,880 compared to $6,747,000.82 in fiscal year 2023. Expenses increased primarily due to growth-related spending, including payroll, marketing, administrative costs, expansion initiatives, professional fees, and other operating expenses incurred to support the Company's continued development.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be fully indicative of the revenue and cash flows expected for the future because the Company continues to scale operations, expand distribution channels, and invest in infrastructure to support future growth. Past cash was primarily generated through product sales, revenues from operations, and equity investments. Our goal is to increase revenue, improve profitability, and strengthen long-term cash flow through continued brand expansion and operational efficiencies. Historical cash flows may not be representative of future performance because prior periods included substantial growth investments, expansion costs, and changing market conditions that may differ from future operating periods.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of 1,145,855.60.

Debt

1. Wainaku Ventures

* Creditor: Wainaku Ventures
* Amount Owed: $5,950,000
* Interest Rate: 4.04% through February 2024, increasing to 6.05% thereafter
* Maturity Date: February 2027
* Material Rights: Standard lender repayment rights under note agreement, including principal and interest payments and remedies upon default.

2. Citi Bank (Various Notes)

* Creditor: Citi Bank
* Amount Owed: $336,405
* Interest Rate: 7.27% to 11.20%
* Maturity Date: Various dates from 2023 through 2026
* Material Rights: Standard payment obligations and lender default remedies.

3. Pinnacle Capital Partners

* Creditor: Pinnacle Capital Partners
* Amount Owed: $158,053
* Interest Rate: 11.62% to 15.05%
* Maturity Date: August 2023 and December 2024
* Material Rights: Standard repayment and default rights.

4. Vernon Oi

* Creditor: Vernon Oi
* Amount Owed: $112,465
* Interest Rate: 15.00%
* Maturity Date: December 2023
* Material Rights: Standard repayment rights.

5. SBA Economic Injury Disaster Loan (EIDL)

* Creditor: U.S. Small Business Administration
* Amount Owed: $159,498
* Interest Rate: 4.17% (audit note also references 3.75% in narrative, use executed note terms if available)
* Maturity Date: July 2050
* Material Rights: Certain Company assets pledged as collateral.

6. Kubota Credit Corporation, U.S.A.

* Creditor: Kubota Credit Corporation, U.S.A.
* Amount Owed: $77,260
* Interest Rate: 0.00% to 1.22%
* Maturity Date: June 2026
* Material Rights: Standard secured equipment financing terms if applicable.

7. Ascentium Capital

* Creditor: Ascentium Capital
* Amount Owed: $78,313
* Interest Rate: 11.71%
* Maturity Date: January 2023 and December 2025
* Material Rights: Standard repayment rights.

8. Alliance Funding Group

* Creditor: Alliance Funding Group
* Amount Owed: $68,576
* Interest Rate: 30.29%
* Maturity Date: February 2025
* Material Rights: Standard repayment rights.

9. Auto Chase Ford

* Creditor: Chase Ford Auto Loan
* Amount Owed: $20,396
* Interest Rate: 4.99%
* Maturity Date: January 2026
* Material Rights: Vehicle collateral rights customary to auto financing.

10. Bank of Hawaii

* Creditor: Bank of Hawaii
* Amount Owed: $8,588
* Interest Rate: 8.12%
* Maturity Date: September 2023
* Material Rights: Standard lender rights.

11. Mercedes Note

* Creditor: Mercedes Financing
* Amount Owed: $40,328
* Interest Rate: 1.99%
* Maturity Date: February 2027
* Material Rights: Vehicle collateral rights customary to auto financing.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brett Jacobson
Current primary role: Chief Executive Officer

Positions and offices currently held with the issuer:
Position: Chief Executive Officer
Dates of Service: December 2015 – Present
Responsibilities: Leads the Company's vision, operations, and strategy.

Position: Director
Dates of Service: December 2015 – Present
Responsibilities: Chairman of the Board of Directors.

Name: Josephine Naehalani Breeland
Current primary role: President

Positions and offices currently held with the issuer:
Position: President
Dates of Service: January 2016 – Present
Responsibilities: Business development, fundraising, compliance.

Position: Director of Marketing/Sales
Dates of Service: January 2016 – Present
Responsibilities: Marketing and sales strategy, brand development.

Position: Director
Dates of Service: January 2017 – Present
Responsibilities: Representing shareholders as a director on the board.

Name: Yvette Miller
Current primary role: Secretary

Positions and offices currently held with the issuer:
Position: Secretary
Dates of Service: September 2018 – Present
Responsibilities: Provides compliance support to the board of directors and the Company.

Other business experience in the past three years:
Employer: PromoCo.
Title: Accountant
Dates of Service: June 2019 – Present
Responsibilities: Accounting, bookkeeping, payroll, tax return preparation.

Name: Richard White
Current primary role: Consultant

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: April 2023 – Present
Responsibilities: Represents shareholders, serves as Director on the Board.

Name: Christopher Thomas Whidden
Current primary role: Hawaiian Ethos

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: April 2023 – Present
Responsibilities: Director on the Board.

Other business experience in the past three years:
Employer: Hawaiian Ethos

Title: VP and Director of Branding and Marketing
Dates of Service: January 2017 – Present
Responsibilities: Branding and marketing strategy and execution.

Name: Kristopher Jacobson
Current primary role: Director

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: April 2023 – Present
Responsibilities: Provides insight to Ola Brew executives in the best interest of shareholders; board member.

Other business experience in the past three years:
Employer: Hawaiian Ola Brewing Corporation
Title: Director of Operations
Dates of Service: January 2022 – April 2023
Responsibilities: Managed operations and logistics of Ola Brew products.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name: Brett Jacobson
Number of Securities Owned: 1,380,000 Class A Common Stock; 300,000 Class B Common Stock; 854 Preferred Series A
Type of Security Owned: Class A Common Stock, Class B Common Stock, Preferred Series A
Percentage of Ownership: 46.2%

RELATED PARTY TRANSACTIONS

Name of Person/Entity: Brett Jacobson
Relationship to Company: Officer
Nature / amount of interest in the transaction: Debt in the principal amount of $100,000
Material Terms: 0.0% interest rate; maturity date of 11/1/2023.

Name of Person/Entity: Kristopher Jacobson
Relationship to Company: Director
Nature / amount of interest in the transaction: Debt in the principal amount of $150,000
Material Terms: 0.0% interest rate; maturity date of 11/1/2023.

OUR SECURITIES

Name of Security Class: Class A Common Stock
The amount of security authorized: 13,200,000
The amount of security outstanding: 5,597,665
Description of voting rights: One vote per share.
Description of material rights: Holders may receive dividends when, as, and if declared by the Board from legally available funds. Holders participate in liquidation distributions after satisfaction of preferred stock preferences.

Name of Security Class: Class B Common Stock
The amount of security authorized: 300,000
The amount of security outstanding: 300,000
Description of voting rights: Ten votes per share.
Description of material rights: Holders may receive dividends when declared by the Board and share in liquidation distributions after senior preferences are satisfied.

Name of Security Class: Preferred Series A
The amount of security authorized: 3,736,933
The amount of security outstanding: 3,736,933
Description of voting rights: Votes together with common stock on an as-converted basis.
Description of material rights: Noncumulative dividends of $0.02 per share when declared; liquidation preference of $2.00 per share plus declared but unpaid dividends; convertible into Class A Common Stock.

Name of Security Class: Preferred Series B
The amount of security authorized: 836,001
The amount of security outstanding: 836,001
Description of voting rights: Votes together with common stock on an as-converted basis.
Description of material rights: Noncumulative dividends of $0.03 per share when declared; liquidation preference of $3.00 per share plus declared but unpaid dividends; convertible into Class A Common Stock.

Name of Security Class: Preferred Series C
The amount of security authorized: 2,530,470
The amount of security outstanding: 7,937

Description of voting rights: Votes together with common stock on an as-converted basis.
Description of material rights: Noncumulative dividends of $0.035 per share when declared; liquidation preference of $3.50 per share plus declared but unpaid dividends; convertible into Class A Common Stock.

What it means to be a minority holder

Dilution

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these

securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our 'Ōkolehao. Delays or cost overruns in the development of our 'Ōkolehao and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Hawaiian Ola Brewing Corporation was formed on 12/22/15 and opened our doors 12/15/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hawaiian Ola Brewing Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hawaiian Ola Brewing Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hawaiian Ola Brewing Corp could harm our reputation and materially negatively impact our financial condition and business.

The alcoholic beverage section is highly competitive.

The alcoholic beverage sector, in which Hawaiian Ola Brewing Corporation operates, is a highly competitive market, where competition risks are significant. To succeed, Hawaiian Ola Brewing Corporation must be able to respond quickly to changes in consumer preferences. For example, Hawaiian Ola Brewing Corporation may have to adjust to an increased consumer emphasis on lower sugar content. Hawaiian Ola Brewing Corporation will work to anticipating market shifts and respond accordingly to actions by competitors.

The Company may make substantial capital expenditures.
Hawaiian Ola Brewing Corporation, like many comparable alcoholic beverage companies, may make substantial capital expenditures in such areas as research and development, and production facilities. Therefore, management of working capital, strategic planning of capital expenditures, and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must be managed well to ensure profitability. Hawaiian Ola Brewing Corporation understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high-interest rate levels.

The Company may operate in emerging markets.
A source of revenues for Hawaiian Ola Brewing Corporation may be found in emerging-market economies. Emerging markets represent substantial opportunities but also have accompanying risks. Penetrating emerging markets is often accomplished through acquisitions or joint venture partnerships. For Hawaiian Ola Brewing Corporation to effectively profit from gaining access to new markets, we must identify the best acquisition or partnership opportunities, be able to obtain adequate funding for market expansion, and negotiate favorable deals. An additional risk arising from doing business in foreign countries is currency exchange-rate risk.

The Company depends on a small management team.
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Hawaiian Ola Brewing Corporation

By /s/ *Brett R Jacobson*

Title: CEO/Director

By /s/ *Brett R Jacobson*

Name: Brett R Jacobson
Title: CEO/Director

By /s/ *J Naehalani Breeland*

Name: J Naehalani Breeland
Title: President/ Director

.

Exhibit A
FINANCIAL STATEMENTS

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	1,145,855.60
Accounts Receivable	305,410.36
Other Current Assets	2,374,291.60
Total Current Assets	3,825,557.56
Fixed Assets	11,998,708.55
Other Assets	
1010600 · Investments	0.00
1010700 · CIP	3,263.01
Total Other Assets	3,263.01
TOTAL ASSETS	**15,827,529.12**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	370,290.70
Credit Cards	2,221.25
Other Current Liabilities	932,994.92
Total Current Liabilities	1,305,506.87
Long Term Liabilities	
Long Term Notes Payable	8,933,009.99
Total Long Term Liabilities	8,933,009.99
Total Liabilities	10,238,516.86
Equity	
30100 · Capital Stock	13,402,305.33
32000 · Retained Earnings	-5,869,502.21
Net Income	-1,943,790.86
Total Equity	5,589,012.26
TOTAL LIABILITIES & EQUITY	**15,827,529.12**

	Jan - Dec 23
Ordinary Income/Expense	
Income	
Sales	
aSales - Kona	2,085,411.35
bSales - Hilo	3,000,799.50
Misc Sales - Kona	64,580.34
Wholesale	3,650,731.64
Total Sales	8,801,522.83
Total Income	8,801,522.83
Cost of Goods Sold	
Cost of Goods Sold	
aCOGS - Kona	503,705.53
bCOGS - Hilo	868,050.90
Misc COGS - Kona	46,634.65
Wholesale COGS	2,579,923.79
Cost of Goods Sold - Other	0.00
Total Cost of Goods Sold	3,998,314.87
Total COGS	3,998,314.87
Gross Profit	4,803,207.96
Expense	
Distillery	245,228.17
Hilo	1,605,034.68
Ki Farms	302,894.05
Kona	949,520.10
Wholesale	1,121,561.15
6010000 · Admin	1,316,239.64
Total Expense	5,540,477.79
Net Ordinary Income	-737,269.83
Other Income/Expense	
Other Income	60,478.51
Other Expense	1,034,960.42
Net Other Income	-974,481.91
Net Income	**-1,711,751.74**

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-1,943,790.86
Adjustments to reconcile Net Income	
Net cash provided by Operating Activities	-1,943,790.86
INVESTING ACTIVITIES	
Net cash provided by Investing Activities	-5,884,020.11
FINANCING ACTIVITIES	
Net cash provided by Financing Activities	9,415,722.78
Net cash increase for period	1,587,911.81
Cash at beginning of period	843,558.36
Cash at end of period	**2,431,470.17**

Shares Outstanding 2016	Shares Issued as of Jan. 1, 2016	Shares Issued in 2016	Repurchased Shares 2016	Total Issued Dec. 31, 2016
Common Stock	-	4,820,000	-	4,820,000
Preferred A	-	-	-	-

Shares Outstanding 2017	Shares Issued as of Jan. 1, 2017	Shares Issued 2017	Repurchased Shares 2017	Total Issued Dec. 31, 2017
Common Stock	4,820,000	515,000	1,200,000	4,135,000
Preferred A	-	-	-	-

Shares Outstanding 2018	Shares Issued as of Jan. 1, 2018	Shares Issued 2018	Repurchased Shares 2018	Total Issued Dec. 31, 2018
Common Stock	4,135,000	852,030	210,000	4,777,030
Preferred A	-	-	-	-

Shares Outstanding 2019	Shares Issued as of Jan. 1, 2019	Shares Issued 2019	Repurchased Shares 2019	Total Issued Dec. 31, 2019
Common Stock A	4,777,030	449,760	615,000	4,611,790
Common Stock B	-	300,000	-	300,000
Preferred A	-	62,500	-	62,500

Shares Outstanding 2020	Shares Issued as of Jan. 1, 2020	Shares Issued 2020	Repurchased Shares 2020	Total Issued Dec. 31, 2020
Common Stock A	4,611,790	397,522	102,000	4,907,312
Common Stock B	300,000			300,000
Preferred A (Wefunder/ Private Conversion and Private Investment)	62,500	3,673,476		3,735,976

Shares Outstanding 2021	Shares Issued as of Jan. 1, 2021	Shares Issued in 2021	Repurchased Shares 2021	Total Issued Dec. 31, 2021
Common Stock A	4,907,312	692,216	120,000	5,479,528
ISO Reserve (Common A) 500,000 Authorized				-
Common Stock B	300,000	-	-	300,000
Preferred A (Wefunder/ Private Conversion and Private Investment)	3,735,976	-	-	3,735,976
Preferred B	-	494,668		494,668

Shares Outstanding 2022	Shares Issued as of Jan. 1, 2022	Shares Issued in 2022	Repurchased Shares 2022	Total Issued Dec. 31, 2022
Common Stock A	5,479,528	1,893	-	5,481,421
ISO Reserve (Common A) 500,000 Authorized		-	-	-
Common Stock B	300,000	-	-	300,000
Preferred A (Wefunder/ Private Conversion and Private Investment)	3,735,976	-	-	3,735,976
Preferred B	494,668	341,333		836,001

Shares Outstanding 2023	Shares Issued as of Jan. 1, 2023	Shares Issued in 2023	Repurchased Shares 2023	Total Issued to Date
Common Stock A	5,481,421	992,070	-	6,473,491
ISO Reserve (Common A) 500,000 Authorized		-	-	-
Common Stock B	300,000	-	-	300,000
Preferred A (Wefunder/ Private Conversion and Private Investment)	3,735,976	-	-	3,736,933
Preferred B	836,001	-	-	836,001
Preferred C		223,190.00	-	223,190

Shares Outstanding 2024	Shares Issued as of Jan. 1, 2024	Shares Issued in 2024	Repurchased Shares 2024	Total Issued to Date
Common Stock A	6,473,491		-	6,473,491
ISO Reserve (Common A) 500,000 Authorized	836,001	-	-	-
Common Stock B	300,000	-	-	300,000
Preferred A (Wefunder/ Private Conversion and Private Investment)	3,736,933	-	-	3,736,933
Preferred B	836,001	-	-	836,001
Preferred C	223,190	2,285,715	-	2,508,905

Shares Outstanding 2025	Shares Issued as of Jan. 1, 2025	Shares Issued in 2025	Repurchased Shares 2025	Total Issued to Date
Common Stock A	6,473,491		1,278	6,472,213
ISO Reserve (Common A) 500,000 Authorized		-	-	-
Common Stock B	300,000	-	-	300,000
Preferred A (Wefunder/ Private Conversion and Private Investment)	3,736,933	-	957	3,735,976
Preferred B	836,001	-	-	836,001
Preferred C	2,508,905	0	-	2,508,905

NOTE 1 – NATURE OF OPERATIONS

Hawaiian Ola Brewing Corporation was formed on 12.22.2015 ("Inception") in the State of HI. The financial statements of Hawaiian Ola Brewing Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located Kailua Kona, Hawaii

Hawaiian Ola Brewing Corporation is a Hawai'i-based craft beverage company rooted in local agriculture and place-based production. The company operates breweries, taprooms, and a distillery, creating beers, hard juices, and spirits using Hawai'i-grown ingredients. Its mission extends beyond products, focusing on creating economic opportunity and keeping value in Hawai'i.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from a diversified mix of direct-to-consumer and wholesale channels. This includes on-site sales through taprooms and the distillery, retail bottle sales, tours and tasting experiences, and merchandise. Additional revenue is generated through wholesale distribution to restaurants and retailers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company grants Incentive Stock Options (the "Options") under the Equity Plan to purchase that number of shares of the Corporation's Class A Common Stock as are set forth opposite each such individual's name. The share price is determined by the fair market value of the stock at the granting time of the equity plan. The CEO and/or President of the Corporation are authorized to determine any other terms of such Options as he or she deems appropriate, provided such terms are consistent with the Equity Plan and these resolutions, to cause to be prepared Stock Option Agreements in form and substance satisfactory to such officer(s), and to execute and deliver such Stock Option Agreements on behalf of the Corporation.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and HI state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2015. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Short Term Debt Liability: 1,318,246
Long Term Debt Liability: 8,933,010

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common A Stock
We have authorized the issuance of 13,200,000 shares of our common A stock with par value of $0.___.
As of 12/31/2023 the company has currently issued 6,473,491 shares of our common stock.

Common B Stock
We have authorized the issuance of 300,000 shares of our common B stock with par value of $0.___. As of 12/31/2023 the company has currently issued 300,000 shares of our common B stock.

Series A Preferred Shares
We have authorized the issuance of 3,736,933 shares of our *Series A Preferred Shares* with par value of $0.___. As of 12/31/2023 the company has currently issued shares 3,736,933 of our *Series A Preferred Shares*.

Series B Preferred Shares
We have authorized the issuance of 836,001shares of our *Series B Preferred Shares* stock with par value of $0.___. As of 12/31/2023 the company has currently issued 836,001 shares of our *Series B Preferred Shares*.

Series C Preferred Shares
We have authorized the issuance of 3,750,985 shares of our *Series C Preferred Shares* stock with par value of $0.___. As of 12/31/2023 the company has currently issued 223,190 shares of our *Series C Preferred Shares*

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 12/31/2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Brett Jacobson (Print Name), the CEO (Principal Executive Officers) of Hawaiian Ola Brewing Co. (Company Name), hereby certify that the financial statements of Hawaiian Ola Brewing Co. (Company Name) and notes thereto for the periods ending 12/31/2023 (first Fiscal Year End of Review) and 12/31/2022 _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $-1,943,790.86; taxable income of $ 0 and total tax of $ 0.

If the company has not filed tax returns please *replace above sentence with options below and then include the information for the previous year if applicable:*

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ______________ (Date of Execution).

[signature] (Signature)

CEO (Title)

03/31/26 (Date)